Emerson's Southburger - WeFunder Revenue Share Loan Repayment - Projected

		Year 1	Year 2	Year 3*	Year 4	Year 5
Total Revenue		$1,950,705	$2,048,240	$4,096,481	$4,301,305	$4,506,129
	5%	$97,535	$102,412	$204,824	$215,065	$225,306
Early Bird Investors (2.25X)						
Initial Investment	$125,000					
Total Payback	$281,250					
Loan Payment A		$33,001	$34,651	$69,301	$72,766	$71,531
Accrued Loan Payment		$33,001	$67,651	$136,953	$209,719	$281,250
Regular Investors (2X)						
Initial Investment	$275,000					
Total Payback	$550,000					
Loan Payment B		$64,535	$67,761	$135,523	$142,299	$139,883
Accrued Loan Payment		$64,535	$132,296	$267,819	$410,117	$550,000
Loan Payments A+B		$97,535	$102,412	$204,824	$215,065	$211,413

*In year 3 we will have Manhattan restaurant in operation, contributing with sales to pay off loan from Investors.

The numbers in this file are projections and cannot be guaranteed.